Motorola Solutions, Inc.

500 W. Monroe Street, 44th Floor

Chicago, IL 60661

May 4, 2021

VIA EDGAR AND FED EX

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. SiSi Cheng or Mr. Martin James

Re:	Motorola Solutions, Inc.

Form 10-K for the Year Ended December 31, 2020

Filed: February 12, 2021

Form 8-K

Filed: February 4, 2021

File Number: 001-07221

Dear Ms. Cheng or Mr. James:

Set forth below is the response of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Mr. Jason Winkler, Chief Financial Officer of the Company dated April 29, 2021, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2020 filed February 12, 2021 and the Company’s Form 8-K (the “Form 8-K”) filed February 4, 2021. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Form 8-K Filed February 4, 2021

Exhibit 99.1

1.

We note that you present outlook guidance for non-GAAP earnings per share without providing the reconciliation to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

Response

In Exhibit 99.1 to the Form 8-K filed February 4, 2021, the Company states that it has not quantitatively reconciled its guidance for non-GAAP measurements because such a reconciliation is not available without unreasonable effort. Specifically, in the section of the Company’s earnings release titled “Use of Non-GAAP Financial Information,” the Company states the following:

“The company has not quantitatively reconciled its guidance for non-GAAP measurements under “Business Outlook” in this news release to their most comparable GAAP measurements because the company does not provide specific guidance for the various reconciling items as certain items that impact these measures have not occurred, are out of the company’s control, or cannot be reasonably predicted. Accordingly, a reconciliation to the most comparable GAAP financial measurement is not available without unreasonable effort. Please note that the unavailable reconciling items could significantly impact the company’s results.”

We respectfully acknowledge the Staff’s comment and in response, our future filings will include the disclosure referenced above in a location of equal prominence as that of the Company’s guidance regarding non-GAAP earnings per share.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-8367.

Sincerely,

/s/ Dan Pekofske
Dan Pekofske Corporate Vice President Chief Accounting Officer Motorola Solutions, Inc.